October 16, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	The National Security Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2008

File No. 0-18649

Dear Mr. Rosenberg:

Due to time constraints, we are currently unable to complete your request for additional information as outlined in your October 2, 2008 comment letter within the 10 business day response window. We will provide our responses on or before October 31, 2008 and will fully consider all suggested changes that are applicable to our third quarter 10-Q to be filed in November 2008.

Sincerely,

/s/ Brian R. McLeod

Brian R. McLeod, CPA

Chief Financial Officer

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com